Exhibit 99.1

POSTMEDIA NETWORK CANADA CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2011

(UNAUDITED)

Issued: July 12, 2011

POSTMEDIA NETWORK CANADA CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

(In thousands of Canadian dollars)

	For the three months ended	For the nine months ended
	May 31, 2011
Revenues
Print advertising	171,971	528,865
Print circulation	59,068	175,983
Digital	23,108	68,234
Other	5,045	15,705

	259,192	788,787
Expenses
Compensation, excluding curtailment gains (note 4)	108,915	324,447
Newsprint	15,734	48,070
Other operating	83,270	249,125
Amortization	18,568	56,517
Restructuring of operations and other items (note 4)	3,267	39,873

Operating income	29,438	70,755
Interest expense, excluding loss on debt prepayment	19,584	62,126
Loss on debt prepayment (note 8)	11,018	11,018
Loss on disposal of property and equipment	115	112
Loss on derivative financial instruments (note 5)	1,907	29,473
Foreign currency exchange losses (gains)	695	(22,565)
Acquisition costs (note 3)	—	1,217

Loss before income taxes	(3,881)	(10,626)
Provision for income taxes (note 6)	—	—

Net loss	(3,881)	(10,626)

Loss per share (note 10):
Basic	$(0.10)	$(0.26)
Diluted	$(0.10)	$(0.26)

The notes constitute an integral part of the interim consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

(In thousands of Canadian dollars)

	For the three months ended	For the nine months ended
	May 31, 2011
Net loss	(3,881)	(10,626)
Other comprehensive loss
Loss on valuation of derivative financial instruments (net of tax of nil) (note 8)	(3,493)	(302)

	(3,493)	(302)

Comprehensive loss	(7,374)	(10,928)

The notes constitute an integral part of the interim consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(In thousands of Canadian dollars)

	As at May 31, 2011	As at August 31, 2010
ASSETS
Current Assets
Cash	31,024	40,201
Accounts receivable	141,068	116,417
Inventory	5,937	6,187
Prepaid expenses	12,480	14,873

	190,509	177,678
Property and equipment	338,847	355,194
Derivative financial instruments (note 7)	8,459	15,831
Other assets	3,252	4,208
Intangible assets	448,909	477,200
Goodwill (note 3)	236,093	236,093

	1,226,069	1,266,204

The notes constitute an integral part of the interim consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.

CONSOLIDATED BALANCE SHEETS (continued)

(UNAUDITED)

(In thousands of Canadian dollars)

	As at May 31, 2011	As at August 31, 2010
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	14,088	12,705
Accrued liabilities	106,083	100,716
Deferred revenue	33,954	32,096
Current portion of derivative financial instruments (note 7)	10,979	3,685
Current portion of long-term debt (note 8)	12,792	13,499
Current portion of obligation under capital lease	—	1,841

	177,896	164,542
Long-term debt (note 8)	559,465	632,532
Derivative financial instruments (note 7)	37,790	558
Obligation under capital lease	128	128
Pension, post-retirement, post-employment and other liabilities	142,688	152,361
Future income taxes	681	681

	918,648	950,802

Shareholders’ Equity
Capital stock (note 10)	371,132	371,132
Contributed surplus (note 11)	5,098	2,151
Deficit	(55,244)	(44,618)
Accumulated other comprehensive loss	(13,565)	(13,263)

	(68,809)	(57,881)

	307,421	315,402

	1,226,069	1,266,204

Contingency (note 12)

Subsequent events (note 15)

The notes constitute an integral part of the interim consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(UNAUDITED)

(In thousands of Canadian dollars)

	For the three months ended May 31, 2011
	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total Shareholders’ equity
Balance as at February 28, 2011	371,132	3,913	(51,363)	(10,072)	313,610
Net loss	—	—	(3,881)	—	(3,881)
Other comprehensive loss	—	—	—	(3,493)	(3,493)
Stock-based compensation (note 11)	—	1,185	—	—	1,185

Balance as at May 31, 2011	371,132	5,098	(55,244)	(13,565)	307,421

	For the nine months ended May 31, 2011
	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total Shareholders’ equity
Balance as at August 31, 2010	371,132	2,151	(44,618)	(13,263)	315,402
Net loss	—	—	(10,626)	—	(10,626)
Other comprehensive loss	—	—	—	(302)	(302)
Stock-based compensation (note 11)	—	2,947	—	—	2,947

Balance as at May 31, 2011	371,132	5,098	(55,244)	(13,565)	307,421

The notes constitute an integral part of the interim consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(In thousands of Canadian dollars)

	For the three months ended	For the nine months ended
	May 31, 2011
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net loss	(3,881)	(10,626)
Items not affecting cash:
Amortization	18,568	56,517
Loss (gain) on derivative financial instruments (note 5)	(1,194)	24,674
Non-cash interest	2,163	7,862
Non-cash loss on debt prepayment	9,635	9,635
Loss on disposal of property and equipment	115	112
Non-cash foreign currency exchange gains	(86)	(24,353)
Stock-based compensation (note 11)	1,748	4,896
Excess of employer contributions over pension and post-retirement/employment expense (note 9)	(2,973)	(11,366)
Net change in non-cash operating accounts	15,141	(13,545)

Cash flows from operating activities	39,236	43,806

INVESTING ACTIVITIES
Proceeds from the sale of property and equipment	114	1,223
Additions to property and equipment	(3,345)	(7,010)
Additions to intangible assets	(1,913)	(6,204)

Cash flows from investing activities	(5,144)	(11,991)

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt (note 8)	350,835	350,835
Repayment of long-term debt (note 8)	(16,254)	(39,441)
Repayment of long-term debt on refinancing (note 8)	(345,242)	(345,242)
Debt issuance costs (note 8)	(5,048)	(5,303)
Payment on capital lease	(1,841)	(1,841)

Cash flows from financing activities	(17,550)	(40,992)

Net change in cash	16,542	(9,177)
Cash at beginning of period	14,482	40,201

Cash at end of period	31,024	31,024

The notes constitute an integral part of the interim consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three and nine months ended May 31, 2011

(In thousands of Canadian dollars, except as otherwise noted)

1.	DESCRIPTION OF BUSINESS

Postmedia Network Canada Corp. (“Postmedia” or the “Company”) is a holding company that has a 100% interest in its subsidiary Postmedia Network Inc. (“Postmedia Network”). The Company was incorporated on April 26, 2010, pursuant to the Canada Business Corporations Act, to enable the purchase of the assets and certain liabilities of Canwest Limited Partnership (“Canwest LP”) on July 13, 2010 (the “Acquisition Date”) (note 3). These interim consolidated financial statements include the operations of Postmedia Network Inc. and its wholly owned subsidiary, National Post Inc. (“National Post”) to January 31, 2011. On January 31, 2011, National Post was dissolved and all its assets and liabilities were transferred to Postmedia Network.

The Company’s operations consist of news and information gathering and dissemination operations, with products offered in a number of markets across Canada through a variety of daily and community newspapers, online, digital and mobile platforms. Additionally, the Company operates digital media and online assets including the canada.com network, FPinfomart.ca and each newspaper’s online website. The Company supports these operations through a variety of centralized shared services. The Company’s advertising revenue is seasonal. Advertising revenue and accounts receivable are highest in the first and third fiscal quarters, while expenses are relatively constant throughout the fiscal year.

2.	BASIS OF PRESENTATION

These interim consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles - Part V (“Canadian GAAP”) for interim consolidated financial statements and reflect all adjustments which are, in the opinion of management, necessary for fair statement of the results of the interim periods presented. However, these interim consolidated financial statements do not include all of the information and disclosures required for annual consolidated financial statements. The accounting policies used in the preparation of these interim consolidated financial statements are the same as those used in the most recent annual consolidated financial statements. These interim financial statements should be read in conjunction with the August 31, 2010 audited consolidated financial statements of the Company.

3.	BUSINESS COMBINATION

The Company was incorporated on April 26, 2010 to enable certain members of the Ad Hoc Committee of noteholders and lenders of Canwest LP to purchase substantially all of the assets, including the shares of National Post, and assume certain liabilities of Canwest LP (the “Acquisition”). Canwest LP previously operated the newspapers, online, digital and mobile assets now owned by the Company.

An asset purchase agreement was approved on June 18, 2010, and on July 13, 2010, Postmedia Network completed the Acquisition.

In accordance with the asset purchase agreement, on the Acquisition Date, Postmedia Network made the following payments in order to complete the Acquisition (the “Acquisition Consideration”):

Cash
Payment of cash consideration	927,771
Non cash payments
Issuance of shares to Canwest LP (1)	120,137

Acquisition Consideration	1,047,908

(1)	Postmedia issued 13 million shares valued at $9.26 per share based on the per share proceeds received on the initial capitalization of Postmedia and supported by a discounted cash flow (Level 3).

The Company obtained proceeds to fund the cash portion of the Acquisition Consideration from the issuance of shares, the issuance of 12.5% Senior Secured Notes due 2018 (the “Notes”), a Senior Secured Term Loan Credit Facility (“Term Loan Facility”) and acquired cash.

Canwest LP retained $9.0 million in cash to be held in trust by the court appointed monitor (the “Monitor”) to pay certain administrative fees and costs relating to the Canwest LP Companies Creditors Arrangement Act filing (the “CCAA filing”). Any excess cash not used by the Monitor at the completion of the CCAA filing will be returned to the Company. The Company has recorded estimated contingent returnable consideration receivable of $4.7 million and expects the outstanding contingent returnable consideration receivable to be resolved during the three months ending November 30, 2011.

The following statement of net assets summarizes the fair value of the major classes of assets acquired and liabilities assumed in the Acquisition:

Assets acquired
Cash	88,102
Accounts receivable	140,312
Inventory	5,221
Prepaid expenses and other assets	14,880
Property and equipment	359,001
Intangible assets	483,026

1,090,542
Liabilities assumed
Accounts payable and accrued liabilities	89,207
Deferred revenue	33,954
Obligations under capital leases	3,696
Pension, post-retirement, post-employment and other liabilities	151,189
Future income taxes	681

278,727

Net assets acquired at fair value	811,815

Goodwill of $236.1 million has been recognized and consists of the assembled workforce, non-contractual customer relationships and expected cost savings and has been determined as follows:

Acquisition Consideration	1,047,908
Net assets acquired at fair value	811,815

Goodwill	236,093

The Company incurred additional acquisition costs of nil and $1.2 million during the three and nine months ended May 31, 2011, respectively, which have been charged to the statement of operations.

4.	RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

(a)	Restructuring of operations

On the Acquisition Date, the Company assumed restructuring liabilities of $6.6 million representing initiatives started by Canwest LP that were continued by the Company. These initiatives involve the shut down of certain activities as well as the restructuring of various processes within the Newspapers segment. All amounts pertain to severance of employees and as at May 31, 2011, $0.5 million remains payable and is expected to be paid by August 31, 2011.

Subsequent to the Acquisition, the Company implemented new restructuring initiatives in order to reduce costs. The restructuring initiatives consist of a series of involuntary terminations and voluntary buyouts. Since the Acquisition Date, the Company has accrued $49.5 million related to these initiatives of which $3.5 million and $38.8 million were accrued during the three and nine months ended May 31, 2011, respectively. During the three and nine months ended May 31, 2011, the Newspapers segment accrued $3.1 million and $36.9 million, respectively, and paid $6.9 million and $31.4 million, respectively, related to these initiatives. The Company expects accruals related to these restructuring initiatives to be substantially complete by August 31, 2011. All amounts pertain to severance of employees and as at May 31, 2011, $12.7 million remains payable and is expected to be substantially paid by August 2012.

The Company has recorded the restructuring amounts in accrued liabilities with a corresponding expense recorded in restructuring of operations and other items in the statement of operations as follows:

	For the three months ended	For the nine months ended
	May 31, 2011
Restructuring liability, beginning of period	17,638	16,799
Accrued during the period	3,502	38,826

	21,140	55,625
Payments during the period	(7,964)	(42,449)

Restructuring liability, end of period	13,176	13,176

(b)	Other items

The Company has incurred expenses relating to the filing of a non-offering prospectus (note 15), expenses relating to complying with the Company’s contractual obligation to make an exchange offer for the Notes that is registered with the U.S. Securities and Exchange Commission and non-severance expenses related to management oversight for various restructuring initiatives. These expenses totaled $1.0 million and $2.3 million for the three and nine months ended May 31, 2011, respectively.

The Company has also recorded a curtailment gain in relation to its defined benefit pension plans of $1.2 million for the three and nine months ended May 31, 2011 (note 9).

5.	LOSS ON DERIVATIVE FINANCIAL INSTRUMENTS

	For the three months ended	For the nine months ended
	May 31, 2011
Loss on fair value swap not designated as a hedge	995	20,789
Cash settlement on fair value swap not designated as a hedge	3,101	4,799
(Gain) loss on embedded derivative	(2,189)	3,885

Loss on derivative financial instruments	1,907	29,473

6.	INCOME TAXES

The Company’s provision for income taxes reflects an effective income tax rate which differs from its combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended	For the nine months ended
	May 31, 2011
Income taxes at combined Canadian statutory income tax rate of 27.9%	(1,083)	(2,965)
Increase in valuation allowance on future tax assets	737	1,264
Non-deductible expenses	1,005	2,881
Non-deductible portion of capital loss (gain)	(91)	78
Future tax rate changes	(560)	(474)
Adjustments in respect of prior year	(8)	(784)

Provision for income taxes	—	—

7.	DERIVATIVE FINANCIAL INSTRUMENTS

	As at May 31, 2011	As at August 31, 2010
Assets
Embedded derivative	8,459	12,344
Foreign currency interest rate swap - not designated as a hedge	—	3,487

	8,459	15,831

Liabilities
Foreign currency interest rate swap - designated as a cash flow hedge	31,467	4,243
Foreign currency interest rate swap - not designated as a hedge	17,302	—

	48,769	4,243
Less portion due within one year	(10,979)	(3,685)

	37,790	558

8.	LONG-TERM DEBT

				As at May 31, 2011	As at August 31, 2010
	Year of maturity	Principal translated at period end exchange rates	Financing fees, discounts and other	Carrying value of debt	Carrying value of debt
Senior Secured Term Loan Credit Facility
Tranche C (US$348.2M) (1)(2)	2016	337,285	20,986	316,299	—
US Tranche (2)	2016	—	—	—	261,732
Canadian Tranche (3)	2015	—	—	—	101,600
Senior Secured Notes (US$275M) (4)	2018	266,365	10,407	255,958	282,699
Senior Secured Asset-Based Revolving Facility (5)	2014	—	—	—	—

				572,257	646,031
Less portion due within one year				(12,792)	(13,499)

				559,465	632,532

The terms and conditions of the long-term debt are the same as disclosed in the August 31, 2010 audited consolidated financial statements, except as disclosed below.

(1)

On April 4, 2011, the Company entered into an agreement with its lenders which amended certain terms of the Term Loan Facility which was entered into on July 13, 2010. The Canadian Tranche and US Tranche from the original credit agreement were replaced with Tranche C. Tranche C was issued for US$365.0 million (CDN$351.7 million), at a discount of 0.25%, for net proceeds of $350.8 million, before financing fees of $5.0 million. Tranche C currently bears interest at Libor, with a floor of 1.25%, plus 5% resulting in an effective interest rate of 8.3% . Tranche C is subject to quarterly minimum principal repayments equal to 0.625% of the initial outstanding principal for the first two installments, 1.25% for the next four installments, 2.5% for the next four installments and 3.75% for the next eleven installments, with any remaining principal due and payable at maturity. During the three and nine months ended May 31, 2011 the Company made voluntary principal payments on Tranche C of $14.0 million (US$14.5 million).

On April 4, 2011, in conjunction with the amendments to the Term Loan Facility, the Company amended the existing foreign currency interest rate swap not designated as a hedge such that the interest rate on the notional Canadian principal amount has changed from bankers acceptance rates plus 9.25%, to bankers acceptance rates plus 7.07% . Hedge accounting was not applied to this instrument and any changes in fair value have been recognized in loss on derivative instruments in the statement of operations. The notional amount of the amortizing foreign currency interest rate swap as at May 31, 2011 is US$191.3 million (August 31, 2010 - US$225.0 million). During the three and nine months ended May 31, 2011, the Company paid $1.8 million related to the amendment of the foreign currency interest rate swap and charged it to the statement of operations as a loss on derivative financial instruments.

(2)

On April 4, 2011, the US Tranche was repaid in the amount of US$247.0 million (CND$238.0 million), funded from the proceeds of Tranche C. The Company accounted for the US Tranche at amortized cost using the effective interest rate method. The effective interest rate is the rate that exactly discounts the estimated future cash flows through the expected life of the financial instrument to its net carrying amount. At the time of the repayment the Company determined that the refinancing of the US Tranche was partially an extinguishment and partially a modification other than an extinguishment. For accounting purposes US$33.2 million (CND$32.0 million) was a debt extinguishment and US$213.8 million (CND$206.0 million) of the US Tranche was a debt modification. As a result during the three and nine months ended May 31, 2011, the Company charged a total of $2.7 million to the statement of operations as a loss on debt prepayment which includes $0.3 million of costs that occurred on settlement and $2.4 million of unamortized discounts and transaction costs related to the US Tranche. The remaining unamortized discounts and transaction costs of $15.9 million for the US Tranche were included in the opening carrying value of Tranche C. During the three and nine months ended May 31, 2011 the Company made voluntary principal payments on the US Tranche of nil and $17.4 million (US$17.5 million), respectively.

(3)

On April 4, 2011, the Canadian Tranche was repaid in the amount of $107.3 million funded from the proceeds of Tranche C. The Company accounted for the Canadian Tranche at amortized cost using the effective interest rate method. At the time of repayment the Company determined that the refinancing of the Canadian Tranche was an extinguishment. As a result during the three and nine months ended May 31, 2011, the Company charged a total of $8.3 million to the statement of operations as a loss on debt prepayment which includes $1.1 million of costs that occurred on settlement and $7.2 million of unamortized discounts and transaction costs related to the Canadian Tranche.

(4)

The Company has a foreign currency interest rate swap on a notional amount of US$275.0 million as at May 31, 2011 (August 31, 2010 – US$275.0 million), to hedge the foreign currency risk associated with the Notes. During the three and nine months ended May 31, 2011, the Company amended the hedging arrangement for the Notes such that the interest rate on the notional principal amount has changed from a fixed rate of 14.53% to a fixed rate of 14.78% . The Company has designated this hedging arrangement as a cash flow hedge which was 100% effective for the three and nine months ended May 31, 2011. During the three and nine months ended May 31, 2011 a loss of $3.5 million and $0.3 million, respectively, was recorded in the statement of other comprehensive loss related to the valuation of the derivative financial instrument associated with this hedging arrangement. During the three and nine months ended May 31, 2011 a loss of $2.0 million and $5.4 million, respectively, was reclassified from accumulated other comprehensive loss to interest expense in the statement of operations related to the effect of the derivative financial instrument on the Company’s interest expense. The unrealized loss on valuation of derivative financial instruments that will be reclassified from accumulated other comprehensive loss to interest expense in the statement of operations over the next twelve months is $8.4 million. During the three and nine months ended May 31, 2011 foreign currency exchange losses of $0.8 million and $27.0 million, respectively, were reclassified to the statement of operations from accumulated other comprehensive loss, representing foreign currency exchange losses on the notional amount of the cash flow hedging derivative. These amounts were offset by foreign currency exchange gains recognized on the US dollar denominated Notes.

(5)	As at May 31, 2011 the Company had no amounts drawn and availability of $45.0 million (August 31, 2010 – $35.1 million) under this facility.

As a result of the dissolution of National Post discussed in note 1, Postmedia Network’s financing arrangements are now guaranteed solely by its parent Postmedia. Such guarantees are full, unconditional and joint and several. Postmedia has no material independent assets or operations and as a result supplemental consolidating financial information for the three and nine months ended May 31, 2011 has not been presented.

9.	PENSION, POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

The Company has a number of funded and unfunded defined benefit plans, as well as defined contribution plans, that provide pension, post retirement and post-employment benefits to its employees. The defined benefit pension plans are based upon years of service and final average salary.

Information regarding the components of pension benefit expense for the Company’s defined benefit pension plans is as follows:

	For the three months ended	For the nine months ended
	May 31, 2011
Current service cost, net of employee contributions	3,348	10,044
Accrued interest on benefits	5,228	15,684
Curtailment gain (1)	(1,199)	(1,199)
Return on plan assets	(5,310)	(15,930)

Total pension benefit expense	2,067	8,599

Information regarding the components of post-retirement and post-employment benefit expense for the Company’s post-retirement and post-employment benefit plans is as follows:

	For the three months ended	For the nine months ended
	May 31, 2011
Current service cost	1,007	3,021
Accrued interest on benefits	930	2,790
Curtailment gain (1)	—	—
Net actuarial losses	7	21

Total post-retirement and post-employment benefit expense	1,944	5,832

(1)

The termination of employees under the restructuring initiatives (note 4), has resulted and will result in the elimination, for a significant number of employees, of the right to earn defined benefits and as a result a curtailment has occurred. The Company has remeasured its accrued benefit obligations for certain pension plans and post retirement plans as at May 31, 2011. The accrued benefit obligation relating to the Company’s pension plans has decreased by $1.2 million as a result of the curtailment. The Company has unamortized actuarial gains in relation to these pension plans and as a result the decrease in the accrued benefit obligation related to the terminated employees has been recorded in the statement of operations in restructuring and other items for the three and nine months ended May 31, 2011. The accrued benefit obligation in relation to the Company’s post-retirement plans has decreased by $1.4 million as a result of the curtailment. The Company has unamortized actuarial losses in relation to its post-retirement plans and as a result the decrease in the accrued benefit obligation related to terminated employees has been offset against the unamortized actuarial losses resulting in no adjustment to the statement of operations. As a result of the re-measurement of the accrued benefit obligations, the Company has remeasured the cost for future employee benefits for the subsequent interim period to the next revaluation date of August 31, 2011.

10.	CAPITAL STOCK

a)	Capital stock

On February 24, 2011, the Postmedia Rights Plan was approved by the shareholders. Under the Postmedia Rights Plan, one right has been issued by Postmedia in respect of each Class C voting share (“Voting Share”) and Class NC variable voting share (“Variable Voting Share”). A right shall become exercisable upon a person, including any party related to it, acquiring or attempting to acquire 20% or more of the outstanding shares of a class without complying with the “Permitted Bid” provisions of the Postmedia Rights Plan. Should such an acquisition occur or be announced, subject to all other provisions of the Postmedia Rights Plan, each right will entitle the holder to purchase from Postmedia additional shares at a 70% discount to the prevailing market price. This purchase could cause substantial dilution to the person or group of persons attempting to acquire control of Postmedia, other than by way of a Permitted Bid. The Board has discretion to waive the application of the Postmedia Rights Plan, and to amend the Postmedia Rights Plan at any time, or redeem the rights for $0.000001 per right.

The rights expire on the earlier of the Annual Shareholder meeting in the year 2014 and the termination of the rights pursuant to the Postmedia Rights Plan, unless redeemed before such time. If the application of the Postmedia Rights Plan is waived by the Board or a take-over bid is structured as a Permitted Bid, the rights will not become exercisable. Permitted Bids under the Rights Plan must be made to all shareholders for all of their Voting Shares and Variable Voting Shares, must be open for acceptance for a minimum of 60 days, and must otherwise comply with the Permitted Bid provisions of the Postmedia Rights Plan.

b)	Loss per share

The following table provides a reconciliation of the denominators used in computing basic and diluted loss per share. No reconciling items in the computation of net loss exist:

	For the three months ended	For the nine months ended
	May 31, 2011
Basic weighted average shares outstanding during the period	40,323,170	40,323,170
Dilutive effect of options	—	—

Diluted weighted average shares outstanding during the period	40,323,170	40,323,170

Options outstanding that are anti-dilutive	400,000	400,000

11.	STOCK-BASED COMPENSATION AND OTHER LONG-TERM INCENTIVE PLANS

Stock option plan

The Company has a stock option plan (the “Option Plan”) for its employees and officers to assist in attracting, retaining and motivating officers and employees. The Option Plan is administered by the Company’s Board of Directors (the “Board”).

During the three and nine months ended May 31, 2011, the Company recorded stock-based compensation expense relating to the Option Plan of $0.6 million and $1.2 million, respectively, with an offsetting credit to contributed surplus.

There were no options granted, forfeited, exercised or cancelled during the three and nine months ended May 31, 2011.

Deferred share unit plan

The Company has a deferred share unit plan (the “DSU Plan”) for the benefit of its non-employee directors. The DSU Plan is administered by the Board.

During the three and nine months ended May 31, 2011, the Company issued a nominal amount of deferred share units to directors which vested immediately. During the three and nine months ended May 31, 2011, the Company recorded stock-based compensation expense relating to the DSU Plan of $0.6 million and $2.0 million, respectively, with an offsetting credit to other liabilities.

Restricted share unit plan

The Company has a restricted share unit plan (the “RSU Plan”). The RSU Plan provides for the grant of restricted share units to participants, being current, part-time or full-time officers, employees or consultants of the Company or certain related entities. The RSU Plan is administered by the Board.

No additional awards were granted during the three and nine months ended May 31, 2011. During the three and nine months ended May 31, 2011, the Company recorded stock-based compensation expense relating to the RSU Plan of $0.5 million and $1.7 million, respectively, with an offsetting credit to contributed surplus.

During the three and nine months ended May 31, 2011, the Company has recorded total stock-based compensation expense related to the above plans of $1.7 million and $4.9 million, respectively.

12.	CONTINGENCY

In 1996, eleven typographers employed by The Gazette (the “Typographers”) and their union, the Communications, Energy and Paperworkers’ Union of Canada, Local 145 (the “CEP”), commenced litigation against The Gazette, seeking damages for alleged lost salaries and benefits relating to a lockout of the Typographers.

In January 2011, the Ontario Superior Court of Justice determined that claims of $15.0 million of certain Typographers (the “Assumed Typographers”) were assumed by Postmedia when Postmedia acquired the assets and business of Canwest LP. Postmedia has taken the position that no amounts are owing to the Assumed Typographers. The Company has determined that the fair value of the Assumed Typographers claim is nominal.

13.	SEGMENT INFORMATION

The Company has one reportable segment for financial reporting purposes, the Newspapers segment. The Newspapers segment is comprised of the Eastern newspapers operating segment and the Western newspapers operating segment which have been aggregated. The Newspapers segment publishes daily and non-daily newspapers and operates the related newspaper websites. Its revenue is primarily from advertising and circulation. Postmedia has other business activities and an operating segment which are not separately reportable and are referred to collectively as the All other category. Revenue in the All other category primarily consists of advertising and subscription revenue from FPinfomart and the website canada.com.

Each operating segment operates as a strategic business unit with separate management. Segment performance is measured primarily upon the basis of segment operating profit. Segmented information and a reconciliation of segment operating profit to loss before income taxes is presented below. The Company accounts for intersegment sales as if the sales were to third parties.

	For the three months ended	For the nine months ended
	May 31, 2011
Revenue (1)
Newspapers	250,907	762,632
All other	9,381	29,413
Intersegment elimination (2)	(1,096)	(3,258)

	259,192	788,787

Operating profit
Newspapers	56,461	181,794
All other	3,471	11,488
Corporate	(8,659)	(26,137)

	51,273	167,145
Reconciliation of segment operating profit to loss before income taxes
Amortization	18,568	56,517
Restructuring of operations and other items	3,267	39,873

Operating income	29,438	70,755
Interest expense, excluding loss on debt prepayment	19,584	62,126
Loss on debt prepayment	11,018	11,018
Loss on disposal of property and equipment	115	112
Loss on derivative financial instruments	1,907	29,473
Foreign currency exchange losses (gains)	695	(22,565)
Acquisition costs	—	1,217

Loss before income taxes	(3,881)	(10,626)

(1)

Included within digital revenue on the statement of operations is advertising revenue of $16.9 million and $48.5 million for the three and nine months ended May 31, 2011, respectively, and circulation/subscription revenue of $6.2 million and $19.7 million for the three and nine months ended May 31, 2011, respectively. Accordingly, aggregate print and digital revenue from advertising was $188.8 million and $577.3 million for the three and nine months ended May 31, 2011, respectively, and aggregate print and digital revenue from circulation/subscription was $65.3 million and $195.7 million for the three and nine months ended May 31, 2011, respectively.

(2)

The Newspapers segment recorded intersegment revenue of $0.9 million and $2.8 million during the three and nine months ended May 31, 2011, respectively, and the All other category recorded intersegment revenue of $0.2 million and $0.5 million during the three and nine months ended May 31, 2011, respectively.

14.	UNITED STATES ACCOUNTING PRINCIPLES

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain aspects GAAP as applied in the United States (“US GAAP”) differs from Canadian GAAP. The following reconciliations have been prepared based on the same principle differences explained in the most recently issued annual audited consolidated financial statements of the Company and as described below. All amounts are expressed in thousands of Canadian dollars unless otherwise noted.

Principle differences affecting the Company

a)	Pension, post-retirement and post-employment liabilities

US GAAP requires employers to recognize in its balance sheet an asset for a plan’s over funded status or a liability for a plan’s under funded status, and recognize changes in the funded status of a defined benefit pension, post-retirement and post-employment plan in the year in which the changes occur through comprehensive income and within accumulated other comprehensive income. The effect on the US GAAP reconciliation for the three and nine months ended May 31, 2011 was to decrease comprehensive loss by $7 and $21, respectively, net of a future income tax recovery of nil and nil, respectively, representing amortization of actuarial losses. The balance sheet effect as at May 31, 2011 was to increase pension, post-retirement, post-employment and other liabilities by $5,505 (August 31, 2010 - $5,526) and increase accumulated other comprehensive loss by $5,505 (August 31, 2010 - $5,526).

Comparative reconciliation of net loss

There are no reconciling items in determining net loss between Canadian GAAP and US GAAP.

Comparative reconciliation of comprehensive loss

The following is a reconciliation of comprehensive loss reflecting the differences between Canadian GAAP and US GAAP:

	For the three months ended	For the nine months ended
	May 31, 2011
Comprehensive loss in accordance with Canadian GAAP	(7,374)	(10,928)
Pension, post-retirement and post-employment liabilities	7	21

Comprehensive loss in accordance with US GAAP	(7,367)	(10,907)

Comparative reconciliation of shareholders’ equity

A reconciliation of shareholders’ equity reflecting the differences between Canadian GAAP and US GAAP is set out below:

As at May 31, 2011
Shareholders’ equity in accordance with Canadian GAAP	307,421
Pension, post-retirement and post-employment liabilities	(5,505)

Shareholders’ equity in accordance with US GAAP	301,916

b)	Other US GAAP disclosures

Operating expenses in the statement of operations include:

	For the three months ended	For the nine months ended
	May 31, 2011
Selling, general and administrative expenses	111,231	330,970
Rent expense	3,000	8,951

Accrued liabilities on the consolidated balance sheet include:

	As at May 31, 2011	As at August 31, 2010
Payroll related accruals	56,980	65,609
Accrued interest	19,731	6,844

15.	SUBSEQUENT EVENTS

On June 14, 2011, the Company’s shares began trading on the Toronto Stock Exchange (“TSX”) under the symbols PNC.A for its Voting Shares and PNC.B for its Variable Voting Shares. Concurrent with the listing of its shares the TSX approved the Employee Share Purchase Plan (“ESPP”) which will enable employees to purchase shares of the Company, up to a maximum of $8,000 per year (the “Employee Contribution”). The Company will provide an Employer Match program through which it will purchase additional shares for the employee equal to 25% of the Employee Contribution (the “Employer Match”). The shares purchased through the Employer Match will be subject to a minimum 12-month vesting period. The Company will recognize its contributions under the ESPP as compensation expense over the vesting period of each plan issuance with a corresponding credit to contributed surplus.

On June 20, 2011, the Company entered into a foreign currency interest rate swap of US$50.0 million to hedge cash flow and foreign currency risk associated with Tranche C. This foreign currency interest rate swap fixes the principal payments on a notional amount of US$50.0 million, which reduces with principal payments on the debt, with a fixed currency exchange rate of US$1:0.9845 until May 31, 2015 and a fixed interest rate of 8.66%.